PE
5-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
For the Month of May 2002

Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

MAGYAR TÁVKÖZLÉSI RT.

(Translation of registrant's name into English)

Krisztina Krt. 55, 1013 Budapest, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . . X . . .

matáv

MATAV TO OPTIMIZE CAPITAL STRUCTURE

BUDAPEST – May 17, 2002 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today announced that it has taken steps to modify the capital structure at certain subsidiaries and repay a portion of its debt.

Matáv has completed a review to ensure a more efficient intra-Group capital structure. As a result, Matáv has initiated the following steps:

In the case of two subsidiaries, Westel and Emitel, which currently have minimal debt, a significant increase in leverage is justified. In order to effect this, Westel's Extraordinary General Meeting decided that the company shall pay an interim dividend of HUF 61.5 bn from retained earnings to Matáv in respect of 2002. The transaction is to be financed by the subsidiary from an inter-company loan provided by Matáv. Emitel paid a dividend of HUF 4.6 bn in 2002 in respect of the financial year of 2001 primarily financed by an inter-company loan provided by Matáv and internal cash-flow. The net proceeds from Westel and Emitel are to be used for debt repayment.

Westel is the largest mobile operator in Hungary with approximately 2.7 million subscribers and GSM market share of over 50% at the end of March 2002.

Matáv has 100% ownership in **Emitel**, the local telecommunications operator of southern Hungary, which operated nearly 81,000 lines at the end of March 2002.

Form 6-K
Extraordinary announcement
Subject: Matáv to optimize capital structure

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TÁVKÖZLÉSI RT.
(Registrant)

May 21, 2002

matáv Investor Relations Department

Szabolcs Czenthe
Head of Investor Relations Department